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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 13E-3
                             (AMENDMENT NO. 1)
                PURSUANT TO SECTION 13(E) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                             AQUA ALLIANCE INC.
                         (NAME OF SUBJECT COMPANY)

                             AQUA ALLIANCE INC.
                                  VIVENDI
                        AQUA ACQUISITION CORPORATION
                     (NAME OF PERSONS FILING STATEMENT)

            CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE AND
   WARRANTS TO PURCHASER CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                             ------------------
                                 038367108
                                 038367116
                   (CUSIP NUMBERS OF CLASS OF SECURITIES)
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              MICHEL AVENAS                             NEIL LAWRENCE LANE
                VIVENDI                                 AQUA ALLIANCE INC.
       AQUA ACQUISITION CORPORATION                   30 HARVARD MILL SQUARE
C/O VIVENDI NORTH AMERICA MANAGEMENT SERVICES, INC.    WAKEFIELD, MA  01880
             800 THIRD AVENUE                        TELEPHONE: (781) 246-5200
               38TH FLOOR
            NEW YORK, NY 10022
         TELEPHONE: (212) 753-2000

        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                 COPIES TO:

              MARTHA E. MCGARRY                    JOSEPH D. HANSEN, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       KAYE, SCHOLER, FIERMAN, HAYS
             919 THIRD AVENUE                          & HANDLER, LLP
          NEW YORK, NEW YORK 10022                      425 PARK AVENUE
               (212) 735-3000                     NEW YORK, NEW YORK 1022
                                                TELEPHONE: (212) 836-6689

                             ------------------

This statement is filed in connection with (check the appropriate box):
      a. |_|   The filing of solicitation materials or an information
               statement subject to Regulation 14A, Regulation 14C or Rule
               13d-3(c) under the Securities Exchange Act of 1934.
      b. |_|   The filing of a registration statement under the Securities
               Act of 1933.
      c. |X|   A tender offer.
      d. |_|   None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

                         CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
           $97,091,876                                     $19,418
===========================================================================
  * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 32,935,254 shares of Class A Common Stock, par value $.001 per share (the "Shares"), of Aqua Alliance Inc. (the "Company"), a Delaware corporation, at a price of $2.90 per Share net to the seller in cash, without interest thereon and 3,949,099 warrants to purchase the Shares issued pursuant to the Company Rights Offering dated January 26, 1998 (the "Warrants"), at the purchase price of $0.40 per Warrant. Such number of Shares represents the 31,551,754 Shares outstanding as of July 9, 1999, not owned by Vivendi, a societe anonyme organized under the laws of the Republic of France and its wholly owned affiliates, and assumes the issuance prior to the consummation of the Offer of 1,383,500 Shares upon the exercise of outstanding options. Such number of Warrants represents the 3,949,099 Warrants outstanding as of July 9, 1999.
** The amount of the filing fee calculated in accordance with Regulation 240.1-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  $19,418      Form or Registration No.: Schedule 14D-1
                                                                /13SD
Filing Parties: Vivendi and Aqua
                Acquisition Corporation         Date Filed: July 16, 1999
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INTRODUCTION


               This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") is being filed by (1) Vivendi, a societe anonyme organized under the laws of the Republic of France ("Parent"), (ii) Aqua Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Parent and (iii) Aqua Alliance Inc., a Delaware corporation (the "Company"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser to purchase (x) all issued and outstanding shares (the "Shares") of common stock, par value $.001 per share, of the Company at a price of $2.90 per share and (y) all outstanding Warrants to purchase Shares at a price of $.40 per warrant, in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

               Capitalized terms used herein but not otherwise defined herein shall have term meanings assigned to such terms in the Offer.

ITEM 16.  ADDITIONAL INFORMATION.

        (a) Item 16 is hereby amended by amending and restating the first paragraph under "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger -- The
Special Committee" in the Offer to Purchase as follows:

               Fairness of the Merger. In reaching its determination that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger (the "Transactions"), are fair to and in the best interests of the Public Stockholders and the Warrantholders, the Special Committee considered the following factors, each of which the Special Committee believed supported its conclusion regarding the fairness of the Transactions:

               (i) The Special Committee's review, with the assistance of Beacon, of the Company's business, its current financial condition and results of operations and its future prospects, and the current and anticipated developments in the Company's industry.

               (ii) The presentations by Beacon and its oral opinion (which opinion was subsequently confirmed in writing) that the consideration to be received by the Public Stockholders pursuant to the Offer is fair to such stockholders from a financial point of view.

               (iii) The relationship between the consideration to be received by the Public Stockholders and the Warrantholders as a result of the Offer and/or the Merger and historical market prices and recent trading activity of the Shares and the Warrants, respectively, including the fact that (A) the $2.90 per share price being offered to the Public Stockholders represents a premium of more than 25.4% over the closing price per share, as reported on the AMEX, of the Shares on the last trading day prior to the public announcement of the Offer and the Merger and (B) the $.40 per Warrant being offered to the Warrantholders (representing the difference between the $2.90 per share price and the $2.50 exercise price of each Warrant which is the same net value Warrantholders would realize as a consequence of the Merger pursuant to the terms of the Warrant Agreement) represents a premium of 60% over the exercise price of each Warrant.

               (iv) The fact that the Warrant Agreement provides that in a merger, the Warrants shall be exercisable for the consideration which a Warrantholder would have received if such holder had exercised the Warrant immediately before the effective date of such transaction.

               (v) The recognition that, following consummation of the Offer and the Merger, the Public Stockholders and the Warrantholders will no longer be able to participate in any increases or decreases in the value of the Company's business and properties. The Special Committee concluded, however, that this consideration did not justify foregoing the opportunity for Public Stockholders and the Warrantholders to receive an immediate and substantial cash purchase price for their Shares.

               (vi) The fact that the terms of the Offer and the Merger were determined by the Company through arms-length negotiations with representatives of Parent.

               (vii) The fact that the consideration to be paid to the Public Stockholders and the Warrantholders in the Offer and/or the Merger is all cash.

        (b) Item 16 is hereby amended by adding the following paragraph immediately succeeding the final paragraph under "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger -- The Company Board" in the Offer to Purchase:

               The Company Board recognized that the Transactions were not structured to require the approval of a majority of the Shares held by the Public Stockholders and that Parent currently has sufficient voting power to approve the Transactions without the affirmative vote of any other stockholder of the Company. However, the Company Board, including the members of the Special Committee, believe that the Transactions are procedurally fair because, among other things:

               (i) the Special Committee was appointed to represent the interests of the Public Stockholders and the Warrantholders;

               (ii) the Special Committee retained and was advised by separate outside legal counsel;

               (iii) the Special Committee retained Beacon as its independent financial advisor to assist it in evaluating and negotiating a potential transaction with Parent;

               (iv) the Special Committee engaged in deliberations to evaluate the Transactions and alternatives thereto;

               (v) the $2.90 Share Offer Price and the $.40 Warrant Offer Price and the other terms and conditions of the Transactions resulted from active arms-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent on the other; and

               (vi) any Public Stockholders desiring to do so may exercise and perfect their appraisal rights under the DGCL and receive "fair value" for their Shares as determined by the court

        (c) Item 16 is hereby amended by amending and restating in its entirety the first paragraph on the cover page of the Offer to Purchase as follows:

               THE BOARD OF DIRECTORS OF AQUA ALLIANCE INC. (THE "COMPANY"), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF A COMMITTEE OF THE BOARD COMPRISED OF INDEPENDENT DIRECTORS (THE "SPECIAL COMMITTEE"), HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE PUBLIC STOCKHOLDERS (AS DEFINED BELOW) AND WARRANTHOLDERS (AS DEFINED BELOW), APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DECLARED THE MERGER AGREEMENT TO BE ADVISABLE AND RESOLVED TO RECOMMEND THAT STOCKHOLDER AND WARRANTHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES AND WARRANTS PURSUANT TO THE OFFER.

        (d) Item 16 is hereby amended by amending and restating in its entirety the second paragraph under "SPECIAL FACTORS -- Position of Parent and the Purchaser Regarding Fairness of the Offer and the Merger" in the Offer to Purchase as follows:

               Parent and the Purchaser believe that the consideration to be received by the Public Stockholders and the Warrantholders, pursuant to the Transactions, is fair to the Public Stockholders and the Warrantholders. Parent and Purchaser based their belief solely on the following factors:

               (i) The fact that the Company Board and the Special Committee concluded that the Offer and the Merger are fair to and in the best interests of the Company, the Public Stockholders and the Warrantholders.

               (ii) The Share Offer Price represents a 25.4% premium over the closing price for the Shares on July 9, 1999, the last full trading day prior to announcement of the Offer.

               (iii) The Warrant Offer Price represents a 60% premium over the closing price for the Warrants on June 16, 1999, the last full trading day prior to announcement of the Offer.

               (iv) The Share Offer Price and Warrant Offer Price represent Share values that are above the ranges of implied value derived from the analyses performed by Lazard Freres and described below.

               (v) The Offer is an all cash offer for all publicly held Shares and Warrants which the holders thereof can accept or reject voluntarily, and is not subject to a financing condition.

               (vi) The Offer provides stockholders who are considering selling their Shares and Warrantholders who are considering selling their Warrants with the opportunity to sell all of their Shares or Warrants, as the case may be, at the Share Offer Price or the Warrant Offer Price, as the case may be, without incurring the transaction costs typically associated with market sales.

               (vii) The Warrant Offer Price was determined by subtracting the exercise price of each Warrant as set forth in the Warrant Agreement from the Share Offer Price. This means that Warrantholders have the ability to realize the same value in the Offer that they would otherwise realize in the Merger pursuant to the Warrant Agreement, but without having to pay the exercise price of each Warrant and without having to wait for the Merger to become effective.

               (viii) The terms of the Merger Agreement were determined
                      through arm's-length negotiations between the Special Committee and its legal and financial advisors, on the one hand, and representatives of Parent, on the other, and provide for the Offer in order to allow Public Stockholders and Warrantholders to receive payment for their Shares on an accelerated basis.

               (ix) Parent has sufficient stock ownership to control a disposition of the Company and informed the Special Committee that it would not be interested in a third-party sale of the Company; the Special Committee was not authorized to, and did not, solicit third-party indications of interest for the acquisition of the Company, nor were any offers from third parties received.

               (x) The ability of Public Stockholders who object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the DGCL.

               (xi) Notwithstanding the fact that the Beacon Opinion was provided solely for the information and assistance of the Special Committee and that Parent and the Purchaser are not entitled to rely on such opinion, the fact that the Special Committee received the Beacon Opinion that the $2.90 per Share in cash to be received by the Public Stockholders in the Offer is fair to such holders from a financial point of view.


        (e) Item 16 is hereby amended by amending and restating in its entirety the final paragraph under "SPECIAL FACTORS -- Position of Parent and the Purchaser Regarding Fairness of the Offer and the Merger" in the Offer to Purchase as follows:

               In concluding that the Transactions are fair to the Public Stockholders, Parent and the Purchaser reviewed all of the factors listed above as supporting such conclusion. Parent and the Purchaser found it impracticable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. While Parent and the Purchaser recognize that the consummation of the Transactions did not require the approval of a majority of the Public Stockholders, they nevertheless believe that the Transactions are procedurally fair for the reasons cited by the Board, including the members of the Special Committee. - See "SPECIAL FACTORS -- Recommendation of the Company Board; Fairness of the Offer and the Merger."

        (f) Item 16 is hereby amended by amending and restating in its entirety the fourth paragraph under "INTRODUCTION" in the Offer to Purchase, as follows:

               The Company Board, by the unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of a committee of the Company Board comprised of independent directors (the "Special Committee') has determined that the Merger Agreement (as defined below) and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the Company, its Public Stockholders (as defined below) and Warrantholders, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and resolved to recommend that Public Stockholders and Warrantholders accept the Offer and tender their Shares and Warrants pursuant to the Offer.

        (g) Item 16 is hereby amended by amending and restating the second paragraph under "SPECIAL FACTORS -- Company Financial Projections" in the Offer to Purchase as follows:

               THE COMPANY HAS ADVISED PARENT AND THE PURCHASER THAT IT DOES NOT, AS A MATTER OF COURSE, DISCLOSE PROJECTIONS AS TO FUTURE REVENUES, EARNINGS OR OTHER INCOME STATEMENT DATA AND THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE. IN ADDITION, THE PROJECTIONS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR WITH A VIEW TO COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS, WHICH WOULD REQUIRE A MORE COMPLETE PRESENTATION OF THE DATA THAN AS SHOWN ABOVE. THE PROJECTIONS HAVE NOT BEEN EXAMINED, REVIEWED OR COMPILED BY THE COMPANY'S INDEPENDENT AUDITORS, AND ACCORDINGLY SUCH AUDITORS HAVE NOT EXPRESSED AN OPINION OR ANY OTHER ASSURANCE ON SUCH PROJECTIONS. THE FORECASTED INFORMATION IS INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO BEACON PRIOR TO THE OFFER. ACCORDINGLY, THE INCLUSION OF THE PROJECTIONS IN THIS OFFER SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT OR THE PURCHASER OR THEIR FINANCIAL ADVISORS OR THEIR RESPECTIVE OFFICERS AND DIRECTORS CONSIDER SUCH INFORMATION TO BE ACCURATE OR RELIABLE, AND NONE OF SUCH PERSONS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY THEREOF. IN ADDITION, BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE CONTROL OF THE COMPANY, PARENT AND THE PURCHASER, THERE CAN BE NO ASSURANCE THAT RESULTS SET FORTH IN THE ABOVE PROJECTIONS WILL BE REALIZED AND IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE.

        (h) Item 16 is hereby amended by amending and restating in its entirety the third paragraph under "THE TENDER OFFER -- Section 1. Terms of the Offer" in the Offer to Purchase as follows:

               Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole and reasonable discretion (subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to terminate the Offer and not accept for payment any Shares or Warrants upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- 12. Certain Conditions of the Offer" prior to the Expiration Date and (ii) to waive any condition or otherwise amend the Offer in any respect , by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

        (i) Item 16 is hereby amended by amending and restating in its entirety the first paragraph under "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment" in the Offer to Purchase as follows:

               Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), promptly after the Expiration Date the Purchaser will Purchase, by accepting for payment, and will pay for, all the Shares and Warrants validly tendered and not properly withdrawn (in accordance with "THE TENDER OFFER --Section 4. Withdrawal Rights") prior to the Expiration Date.

        (j) Item 16 is hereby amended by amending and restating in its entirety the first paragraph under "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer" in the Offer to Purchase as follows:

               Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, pay for any Shares or Warrants tendered pursuant to the Offer, and may postpone the acceptance for payment of any Shares tendered in a manner consistent with the terms of the Merger Agreement, if at any time on or after July 16, 1999 and prior to the Expiration Date and prior to the acceptance for payment of Shares and Warrants, any of the following conditions shall exist:

               (i) there shall have been any action threatened or taken, or approval withheld, or any statute, rule, or interpretation of the foregoing regulation or interpretation proposed, sought, promulgated, issued, enacted, entered, amended, enforced or deemed to be applicable to the Offer, the Merger, Parent or the Purchaser or any of their subsidiaries, by any governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Purchaser's sole and reasonable judgment, would directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the Shares or Warrants illegal or otherwise restrict or prohibit consummation of the Offer or the Merger, or (ii) delay or restrict, or render the Purchaser or Parent unable, or otherwise impose limitations on the ability of the Purchaser or Parent to accept for payment or pay for, or to exercise full rights of ownership with respect to, some or all of the Shares or Warrants pursuant to the Offer or to consummate the Merger; or

               (ii) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, seeking any of the consequences referred to in clauses (i) and (ii) of paragraph (a) above, or otherwise challenging any aspect of or seeking to, or which could, make illegal, delay or otherwise directly or indirectly restrain or prohibit or make materially more costly (i) the making of the Offer, (ii) the acceptance for payment of, or payment for, some of or all Shares or Warrants pursuant to the Offer, (iii) the purchase of Shares or Warrants pursuant to the Offer, (iv) consummation of the Merger, (v) seeking to obtain damages in connection with the Offer or the Merger, or (vi) seeking to restrain or prohibit the consummation of the Offer, the Merger or the transactions contemplated thereby or which otherwise directly or indirectly relates to the Offer or the Merger; or

               (iii) a preliminary or permanent injunction or other order by any Federal or state court which prevents (i) the acceptance for payment of, or payment for, some of or all the Shares or Warrants pursuant to the Offer or
                      (ii) consummation of the Merger shall have been issued and shall remain in effect; or

               (iv) the Special Committee or the Company Board of Directors (i) shall have withdrawn or modified in any manner that is, in the reasonable judgment of the Purchaser, materially adverse to the Purchaser or Parent (including by way of any amendment to the Schedule 13E-3 or the Company's Schedule 14D-9) its recommendation of the Offer or (ii) shall have resolved to do any of the foregoing; or

               (v) any change shall occur or be threatened in the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, takes as a whole, which is or may be material to the Company and its subsidiaries taken as a whole; or

               (vi) there shall have occurred: (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, France or the European Union; (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over- the-counter market; or the Paris Bourse;
                      (iii) any material decline in the CAC-40 Index from the close of business on the last trading day immediately preceding the date of the Merger Agreement; (iv) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States; (v) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which might affect, the extension of credit by banks or other lending institutions in the United States, France or the European Union; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

               (vii) all consents and approvals required to be obtained from any Federal, state domestic or foreign governmental agency, authority or instrumentality in connection with the Offer shall not have been obtained or the Purchaser shall have been advised that any such consent or approval will be denied or substantially delayed, or will not be given other than upon terms or conditions which would, in the opinion of the Purchaser, make it impractical to proceed with the Offer or the Merger; or

               (viii) Parent, the Purchaser and the Company (with the
                      approval of the Special Committee) shall have agreed that the Purchaser shall terminate the Offer or postpone for payment of or the payment for Shares or Warrants thereunder or that the Merger Agreement shall be terminated.

         (k) Item 16 is hereby amended by amending and restating in its entirety the ninth paragraph under "SPECIAL FACTORS -- Background of the Offer and the Merger; Contacts with the Company -- Going Private" in the Offer to Purchase as follows:

               On June 3, 1999, representatives of Beacon and Kaye, Scholer met again with representatives of Parent, Lazard Freres and Skadden, Arps. The purpose of the meeting was to respond to those areas of inquiry which had been raised by the representatives of the Special Committee at their last meeting. It was discussed that Parent intended the transaction to take the form of a tender offer followed by a back-end merger. Representatives of Parent acknowledged that this would require the approval of the Special Committee under the relevant provision of the Recapitalization Agreement. Representatives of Parent then presented Parent's concerns regarding restrictions upon the immediate and full availability of the Company's net operating losses ("NOLs") following the transaction. Beacon asked certain questions following this presentation and a discussion among the parties ensued. Following this, representatives of Parent discussed the status of future plans for the Company following the transaction. It was explained that Parent had asked its wholly owned subsidiary, Vivendi North America Management Services, Inc., to examine various options regarding the future of the Company's consulting and engineering subsidiary, M&E, following a successful transaction including the disposition of part or all of the stock or assets of that company. It was further explained that no decisions as to the treatment of M&E had been made at that time and that any such decisions would be subject to the approval of the Company Board. As to the future plans for the Company and, more specifically, its operations and maintenance subsidiary, Professional Services Group, Inc. ("PSG"), representatives of Parent explained that, while working groups had been created to examine the synergies between , and opportunities for combinations of certain operations of , the Company and/or PSG, on the one hand, and U.S. Filter and/or its subsidiary, United States Filter Operating Services, Inc., on the other, no decisions had been made at that time as to how, when or whether to combine those legal entities or their operations. Beacon asked certain questions regarding this presentation and a discussion among the parties ensued. Finally, a discussion ensued wherein representatives of each party discussed the history and their interpretations of the Investment Agreement, including certain provisions which created an obligation for Parent to provide, subject to certain exceptions, certain opportunities involving water management and waste water management activities to the Company on an exclusive basis. The parties discussed their respective views concerning the intended scope of these provisions; and based upon the uncertainties created by their respective views, agreed that there might be some value, although unquantifiable, to Parent arising out of the termination of the Investment Agreement as a result of the transaction. At the conclusion of this meeting, representatives of Parent indicated that, due to the terms of the Warrant Agreement, a proposal concerning Warrants would be made depending upon what, if any, agreement was reached on the price of the Shares.

        (l) Item 16 is hereby amended by amending and restating in its entirety paragraph thirteen under "SPECIAL FACTORS -- Analysis of Investment Banker to Parent" in the Offer to Purchase as follows:

               In the ordinary course of business, Lazard Freres and its affiliates may own or actively trade the securities of Parent and the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in Parent's or the Company's securities. Lazard Freres, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Lazard Freres has performed investment banking and other services for Parent in the past, including advising on the acquisition of U.S. Filter. In 1998 and 1999, affiliates of Lazard Freres received fees of approximately $14 million for investment banking services rendered to Parent.

        (m) Item 16 is hereby amended by inserting the following data table immediately following the data table with the heading "AQUA ALLIANCE INC., SELECTED FINANCIAL INFORMATION, CONSOLIDATED BALANCE SHEETS" under "THE TENDER OFFER -- Certain Information Concerning the Company" in the Offer to Purchase:


                            BOOK VALUE PER SHARE
                    (IN THOUSANDS EXCEPT PER SHARE DATA)


                                           @ 10/31/98             @ 4/30/99
                                           ----------             ---------

Total shareholder's equity               $     43,520        $     30,571
Shares outstanding                            185,177             185,177
Book value per share                     $       0.24        $       0.17


        (n) Item 16 is hereby amended by inserting the following data table and related notes immediately following the data table with the heading "AQUA ALLIANCE INC., SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS" under "THE TENDER OFFER --- Certain Information Concerning the Company" in the Offer to Purchase:

                               AQUA ALLIANCE
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                               (IN THOUSANDS)


                                        Year Ended October 31        Six Months Ended April 30
                                         1998            1997           1999            1998
                                         ----            ----           ----            ----

Loss before income taxes            $      (31,770) $     (51,313) $     (12,477)  $     (21,197)

Add

Portion of rental expense
representative
of the interest factor                        4,922          5,637          2,591           2,413

Interest on indebtedness                     14,899         24,356          4,888           9,910
                                    --------------- -------------- --------------  --------------
Loss as adjusted                    $      (11,949) $     (21,320) $      (4,998)  $      (8,874)
                                    =============== ============== ==============  ==============

Fixed Charges

Interest on indebtedness  (1)       $        14,899 $       24,356 $        4,888  $        9,910

Rental expense                               14,765         16,911          7,773           7,240

Portion of rental expense
representative
of the interest factor  (2)                   4,922          5,637          2,591           2,413
                                    --------------- -------------- --------------  --------------
Total Fixes Charges (1) + (2)       $        19,821 $       29,993 $        7,479  $       12,323
                                    =============== ============== ==============  ==============
Ratio of Earnings to Fixed Charges           (0.60)         (0.71)         (0.67)          (0.72)
                                    =============== ============== ==============  ==============



Notes:
               Fixed charges consist of interest expense (including amortization of deferred debt issuance costs) and the portion of rental expense that is deemed representative of the interest factor. Earnings were insufficient to cover fixed charges by $31.8 and $51.3 million in the years ended October 31, 1998 and 1997, respectively and by $12.5 million and $21.2 million in the six month periods ended April 30, 1999 and 1998, respectively.


(o) Item 16 is hereby amended by inserting the following text at the end of "SPECIAL FACTORS -- Company Financial Projections" in the Offer to Purchase:

        Assumptions Underlying Company Financial Projections.

        Overall:
               The projected future financial results for the years ended October 31, 1999, 2000 and 2001, reflect the favorable benefits which were anticipated from the continued implementation of the Company's revised business strategy to redeploy its capital to PSG and M&E, its core water businesses. Following a strategic analysis, the Company concluded that the water and wastewater treatment markets, which are the primary markets for PSG and M&E, offered additional opportunities and greater forecasted returns on capital than the Research-Cottrell segment. During the course of fiscal 1998, the Company divested a major portion of the Research-Cottrell businesses; the divestiture was completed in January 1999.

               The projected return to profitability reflected management's continued implementation of the next stages of the revised business strategy, which consist of the reorganization and streamlining of the Company's operations. This reorganization involves the integration of key functions in all areas in order to decrease costs, improve efficiencies and optimize business development. It was expected to result in improved operating performance and cash flow.

               The projections reflect the Company's belief that its redeployment of capital and revised business strategy would facilitate the participation of PSG and M&E in the emerging privatization market in the water and wastewater treatment industry.

               According to industry analysts, the water and wastewater treatment industry is poised for significant short-term and long-term growth. Analysts predict growth in annual revenue generation from the issuance of major new contracts to set the pace for the water industry in the range of 15% over the next four years.

               The Company projected additional growth based on the premise that as a complete service provider, the Company through PSG is capable of providing not only standard OM&M services, but also design/build of treatment facilities through M&E.

               The projections also include a significant increase in revenue and margin resulting from the expanded scope under the Amendments to the PRASA contract in Puerto Rico. Additionally, the Company assumed a strategic acquisition would be made and provide a consequential "step-up" in revenue and margin, and further leverage the operating SG&A expense.


        1999:
        The projection for 1999, is management's current forecast for the fiscal year, after eight months of actual results. SG&A expense includes certain one-time reorganization charges, as a result of the implementation of the revised business strategy.

        2000:
        EBITDA improves $17.0 million from the prior year to $15.4 million due primarily to; a 6% increase in "organic sales growth"; assumed improvement in the gross margin from 13% in 1999 to 14%, based on the continuing focus on operational efficiency gains; and a SG&A expense reduction of $11.2 million. The SG&A improvement includes approximately $8.5 million of cost forecasted in 1999 that is nonrecurring in 2000, (this is reflective of the current "run rate" of SG&A expense). Additionally, the projection assumes a further improvement of approximately $2.7 million from continued streamlining of overhead functions.

        2001:
        EBITDA improves $10.9 million from the prior year to $26.3 million, primarily due to the significant impact, on revenue and gross margins, of one or more targeted strategic acquisitions and the improved results in Puerto Rico as a result of the PRASA, and to lesser extent, continued "organic sales growth" of approximately 7%. Also reflected in the results, is reduction in SG&A cost of $1.6 million, as the Company continues to reduce and leverage its operating expenses.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        (a)(1) None.

        (b)(1) The information set forth in the "SPECIAL FACTORS- Analysis of Investment Banker to Parent" and Schedule II of the Offer to Purchase is incorporated herein by reference.

        (b)(2) Discussion Materials prepared for Vivendi by Lazard Freres & Co., LLC.

        (b)(3) Discussion Materials prepared for the Special Committee by Beacon Group Capital Services, LLC, dated May 11,1999.

        (b)(4) Discussion Materials prepared for the Special Committee by Beacon Group Capital Services, LLC, dated July 9, 1999.

        (b)(5) Opinion of Beacon Group Capital Services, LLC.

        (c)(1) Agreement and Plan of Merger, dated as of July 9, 1999, by and among the Company, the Purchaser and Parent.

        (c)(2) Recapitalization Agreement, dated as of September 24, 1997, among the Company, Parent and Vivendi North America Company ("VNAC") and Amendment No. 1 to the Recapitalization Agreement, dated as of January 26, 1998, among the Company, Parent and VNAC.

        (c)(3) Investment Agreement, dated as of March 30, 1994, among the Company, Parent and VNAC and Amendment No. 1 to the Investment Agreement, dated as of March 31, 1999, among the Company, Parent and VNAC.

        (c)(4) Amendment dated as of July 15, 1999, by and among the Company, the Purchaser and Parent to the Agreement and Plan of Merger, dated as of July 9, 1999, by and among the Company, the Purchaser and Parent.

        (d)(1) Offer to Purchase, dated July 16, 1999.

        (d)(2) Letter of Transmittal.

        (d)(3) Notice of Guaranteed Delivery.

        (d)(4) Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (d)(7) Press Release of Company dated July 12, 1999.

        (e) Section 262 of the Delaware General Corporate Law (attached as Schedule III to the Offer to Purchase).

        (f) Exhibits (d) (1) through (d)(7) are incorporated herein by reference.


                                 SIGNATURES


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.


Dated:  August 9, 1999              AQUA ACQUISITION CORPORATION


                                    By: /s/ Michael Avenas
                                        _______________________________
                                         Name:  Michael Avenas
                                         Title: President


                                    VIVENDI


                                    By: /s/ Danielle Caille
                                       ________________________________
                                        Name:  Danielle Caille
                                        Title: Director


                                    AQUA ALLIANCE INC.


                                    By: /s/ Neil Lawrence Lane
                                       ______________________________
                                        Name:  Neil Lawrence Lane
                                        Title: Vice President, General
                                               Counsel and Secretary



                               EXHIBIT INDEX



      Exhibit        Description                                          Page

        (a)(1)        None.

        (b)(1)        The information set forth in the "SPECIAL
                      FACTORS- Analysis of Investment Banker to
                      Parent" and Schedule II of the Offer to
                      Purchase is incorporated herein by
                      reference.

        (b)(2) Discussion Materials prepared for Vivendi by Lazard Freres & Co., LLC.

        (b)(3)        Discussion Materials prepared for the
                      Special Committee by Beacon Group Capital
                      Services, LLC, dated May 11,1999.

        (b)(4)        Discussion Materials prepared for the
                      Special Committee by Beacon Group Capital
                      Services, LLC, dated July 9, 1999.

        (b)(5)        Opinion of Beacon Group Capital Services, LLC.

        (c)(1) Agreement and Plan of Merger, dated as of July 9, 1999, by and among the Company, the Purchaser and Parent.

        (c)(2) Recapitalization Agreement, dated as of September 24, 1997, among the Company, Parent and Vivendi North America Company ("VNAC") and Amendment No. 1 to the Recapitalization Agreement, dated as of January 26, 1998, among the Company, Parent and VNAC.

        (c)(3) Investment Agreement, dated as of March 30, 1994, among the Company, Parent and VNAC and Amendment No. 1 to the Investment Agreement, dated as of March 31, 1999, among the Company, Parent and VNAC.

        (c)(4) Amendment dated as of July 15, 1999, by and among the Company, the Purchaser and Parent to the Agreement and Plan of Merger, dated as of July 9, 1999, by and among the Company, the Purchaser and Parent.

        (d)(1)        Offer to Purchase, dated July 16, 1999.

        (d)(2)        Letter of Transmittal.

        (d)(3)        Notice of Guaranteed Delivery.

        (d)(4)        Letter to Broker, Dealers, Commercial
                      Banks, Trust Companies and Other Nominees.

        (d)(5)        Letter to Clients for use by Brokers,
                      Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (d)(6)        Guidelines for Certification of Taxpayer
                      Identification Number on Substitute Form
                      W-9.

        (d)(7)        Press Release of Company dated July 12, 1999.

        (e)           Section 262 of the Delaware General
                      Corporate Law (attached as Schedule III to the Offer to Purchase).

        (f)           Exhibits (d) (1) through (d)(7) are
                      incorporated herein by reference.